UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 30, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                      No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 19

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2009 Q1 results – a good performance in slower markets”, dated April 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 30, 2009	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew 2009 Q1 results – a good performance in slower markets

30 April 2009

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the first quarter ended 28 March 2009.

	3 months* to
	28 Mar 2009	29 Mar 2008	Underlying increase
	$m	$m	%[1]
Revenue	865	911	4
Trading profit[2]	183	182	12
Operating profit[2]	159	142
Trading margin (%)	21.2	20.0	120 bps
EPSA (cents)[3]	13.1	12.8
EPS (cents)	11.1	9.3
Business Unit revenue
Orthopaedics	508	528	4
Endoscopy	179	194	0
Advanced Wound Management	178	189	9

*	Q1 2009 comprises 61 trading days (2008 - 62 trading days)

Q1 Commentary

•	Reported revenue was $865 million, underlying growth of 4%

•	Reported trading profit $183 million, up 12% underlying

•	EPSA increased to 13.1 cents

•	Orthopaedics grew revenues by 4% in slower markets

•	Endoscopy delivered flat revenues due to anticipated weak markets for capital products

•	Advanced Wound Management grew revenues by 9%, with a balanced contribution by product and geography

•	Trading margin improved 120 basis points to 21.2%

•	End of Deferred Prosecution Agreement, continued investment in global compliance programme

Commenting on the first quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“Our businesses are proving resilient, but not immune to the weak global economy. We grew underlying sales for the quarter by 4%, with a strong performance in Advanced Wound Management. We achieved growth in trading profit of 12% at constant currency and an increase in trading margin of over 1% through a combination of our Earnings Improvement Programme and prudent cost control.

Economic conditions continue to be difficult creating a mixed back drop, but our businesses are well positioned. We are fully engaged in our Earnings Improvement Programme and our strategy to deliver continued earnings growth for our shareholders is working.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s first quarter results will be held at 8.30am BST/3.30am EST today, Thursday 30 April. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q109. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 8322 2048 in the UK or +1 866 432 7175 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference details.

Notes

[1]

Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

[2]

A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.

[3]

Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

[4]	All numbers given are for the quarter ended 28 March 2009 unless stated otherwise.

Enquiries

Investors
Liz Hewitt Phil Cowdy Smith & Nephew	+44 (0) 20 7401 7646

Media
Jon Coles Justine McIlroy Brunswick – London	+44 (0) 20 7404 5959

Cindy Leggett-Flynn Brunswick – New York	+1 (212) 333 3810

First Quarter Results

Smith & Nephew has delivered a good performance this quarter in slower markets.

We generated revenues of $865 million, compared to $911 million in 2008. This represents an underlying growth of 4% on the same period last year, after adjusting for movements in currency of 9%. In addition, there was one less sales day than in the comparative period in 2008, which if corrected for, our underlying revenue growth would have been about 1% higher.

In Orthopaedics the recent market growth numbers point to a slowing of the market. Endoscopy, as expected, has proved to be most exposed to the economic slowdown, particularly for capital product sales, while Advanced Wound Management has been the most resilient.

Trading profit in the quarter was $183 million, representing strong underlying growth of 12%. The Group trading margin increased by 120 basis points to 21.2%. The margin reflects prudent cost control and continued progress in our Earnings Improvement Programme (“EIP”).

The net interest charge was $10 million. The average interest rate for the period was approximately 3.5%.

The tax charge was at the estimated effective rate for the full year of 31.8% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Attributable profit before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and taxation thereon was $116 million.

Adjusted earnings per share was 13.1¢ (65.5¢ per American Depositary Share, “ADS”). Basic earnings per share was 11.1¢ (55.5¢ per ADS) compared with 9.3¢ (46.5¢ per ADS) in 2008.

Trading cash flow (defined as cash generated from operations less capital expenditure but before the costs of macrotextured settlements, acquisition related costs and restructuring and rationalisation costs) was $128 million in the quarter reflecting a trading profit to cash conversion rate of 70%.

Net debt decreased by $228 million in the quarter to $1,104 million. During the quarter we received CHF159 million in cash settlement following the agreement with the vendors of Plus.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) grew revenues by 4% in the quarter to $508 million. Geographically, Orthopaedics grew by 3% in the US, fell by 2% in Europe and grew by 16% in the rest of the world.

Orthopaedic Reconstruction revenues grew at 3%. We estimate that the market grew at 4%, reflecting some softening in volumes over 2008. In the US our growth was 3%, in Europe growth fell by 1% and in rest of the world growth remained strong at 13%.

We saw the end of the Deferred Prosecution Agreement and have successfully implemented a more robust compliance programme which we have been rolling out globally across all our businesses.

Global knee growth was 5%, with a solid performance from our newer products, particularly in Japan where OXINIUMà Oxidised Zirconium was recently introduced.

Global hip growth was 2%. This was largely due to the US, where we experienced a weaker BIRMINGHAM HIPà Resurfacing System performance. The progress in our other hip products was encouraging, including the launch of our R3à Acetabular System.

Orthopaedic Trauma revenues grew by 6% to $100 million in the quarter, with growth of 7% in the US, where our advanced products, such as PERI-LOCà Peri-Articular Locked Plating System and TRIGENà INTERTANà Nail, have continued to sell well, although our exterior fixation products have been weaker. In Europe a large UK order in the first quarter of 2008 was not repeated this year.

Clinical Therapies grew revenues by 2% as economic conditions impacted the sales of some products.

In Europe, we announced the rationalisation of our premises in Switzerland with the closure of one site.

The trading margin for Orthopaedics in the quarter was 23.4%, a reduction of 30 basis points.

Endoscopy

Endoscopy revenues were flat on the prior year at $179 million. As anticipated, our Endoscopy business, particularly capital-related sales, were affected by the macro economic impact on hospitals and patients.

US revenues fell by 4%, Europe grew by 2% and the rest of the world grew by 8%.

By business segment, Arthroscopy grew by 3% and Visualisation fell by 12%. Within Arthroscopy we have maintained good growth in repair products with the launch of new products such as the bioabsorbable OSTEORAPTORà Anchor for use in the shoulder and hip, although resection has experienced continued weakness. In the US, and increasingly in other regions, hospitals continue to reduce or defer capital purchases.

Endoscopy achieved a trading margin of 21.3%, an increase of 70 basis points.

Advanced Wound Management

Advanced Wound Management grew revenues by 9% to $178 million, compared to the market rate of 5%. US revenues grew by 8%, with growth in both our advanced wound care and NPWT segments, supported by some US wholesaler re-stocking. European revenues grew at 6% to $95 million, with some macro economic weakness evident in eastern Europe. Our revenues in the rest of the world increased by 15%.

Our Infection Management product range revenues grew by 31%, with an improved ACTICOATà performance, and Exudate Management grew by 9%.

Negative Pressure Wound Therapy (“NPWT”) contributed approximately 2% to the overall Advanced Wound Management growth in revenues. We continued our drive to expand customer choice by launching our RENASYSà enhanced pump range and new disposable products at the end of the quarter. We have continued to demonstrate the strength of our intellectual property position with progress in the US and Germany.

We announced in the quarter the consolidation of our UK wholesale distribution arrangements in order to reduce cost and enhance customer service levels. In our second quarter there will be some net de-stocking in the UK supply chain as a result of this consolidation.

Advanced Wound Management significantly increased its trading margin to 14.6% from 9.0% in the comparable quarter. The comparative quarter included significant NPWT launch costs.

Outlook

As anticipated, Smith & Nephew is proving resilient, but not immune to the global slowdown. Our businesses are well positioned, we are fully engaged in our EIP and our strategy to deliver sustainable earnings is working.

Our Orthopaedic businesses have a long history of out-performing the market through our innovative products and high levels of customer service. In the short term, we expect our first quarter relative performance to the market to continue. We expect an increase in competitive pressures on our US Clinical Therapies business as the year progresses.

In Endoscopy we continue to expect to generate good growth in our repair segment, although we see hospitals continuing to reduce or defer capital purchases.

Advanced Wound Management, excluding NPWT, is expected to grow at around the market rate for the full year. In NPWT we are making significant progress by launching enhanced products and defending our intellectual property.

In the second quarter there is one less sales day than last year and the timing of Easter has had some effect on our European Advanced Wound Management business.

Our strong first quarter margin performance, through a combination of our EIP and maintaining prudent cost control, demonstrates progress towards meeting our trading margin target.

The underlying demographic and other growth drivers remain favourable and will continue to create strong long term demand for our products and sustainable growth for our shareholders.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2008 were $3.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS

Unaudited Group Income Statement for the 3 months to 28 March 2009

	Notes	2009	2008 (B)
		$m	$m
Revenue	3	865	911
Cost of goods sold		(232)	(256)

Gross profit		633	655
Selling, general and administrative expenses		(441)	(480)
Research and development expenses		(33)	(33)

Operating profit	4	159	142
Interest receivable		—	1
Interest payable		(10)	(17)
Other finance costs		(3)	—

Profit before taxation		146	126
Taxation	10	(48)	(43)

Attributable profit (A)		98	83

Earnings per share (A)	2
Basic		11.1 ¢	9.3 ¢
Diluted		11.1 ¢	9.3 ¢

Unaudited Group Statement of Comprehensive Income for the 3 months to 28 March 2009

	2009	2008 (B)
	$m	$m
Attributable profit	98	83
Other comprehensive income:
Translation differences	(40)	43
Net losses on cash flow hedges	(6)	(6)
Actuarial gains on defined benefit pension plans	40	15
Taxation on items relating to components of other comprehensive income	(15)	(2)

Other comprehensive income for the year, net of tax	(21)	50

Total comprehensive income for the year (A)	77	133

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.
B	As adjusted for the final fair value adjustments relating to the Plus acquisition – see Note 1.

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS continued

Unaudited Group Balance Sheet as at 28 March 2009

31 Dec 2008		28 March 2009	29 March 2008 (B)
$m		$m	$m
	ASSETS
	Non-current assets
725	Property, plant and equipment	696	766
1,189	Goodwill	1,038	1,293
376	Intangible assets	365	438
7	Investments	7	8
12	Investment in associates	12	12
214	Deferred tax assets	188	140

2,523		2,306	2,657
	Current assets
879	Inventories	908	887
961	Trade and other receivables	920	970
145	Cash and bank	172	171

1,985		2,000	2,028

4,508	TOTAL ASSETS	4,306	4,685

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
190	Share capital	190	190
375	Share premium	375	365
(823)	Treasury shares	(816)	(727)
1	Other reserves	(45)	133
1,956	Retained earnings	2,004	1,845

1,699	Total equity	1,708	1,806

	Non-current liabilities
1,358	Long-term borrowings	1,163	37
350	Retirement benefit obligation	309	173
36	Other payables due after one year	37	47
51	Provisions due after one year	51	31
46	Deferred tax liabilities	37	62

1,841		1,597	350

	Current liabilities
115	Bank overdrafts and loans due within one year	111	1,588
607	Trade and other payables	624	653
54	Provisions due within one year	58	72
192	Current tax payable	208	216

968		1,001	2,529

2,809	Total liabilities	2,598	2,879

4,508	TOTAL EQUITY AND LIABILITIES	4,306	4,685

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months to 28 March 2009

	Notes	2009	2008 (B)
		$m	$m
Net cash inflow from operating activities
Profit before taxation		146	126
Less: Net interest payable		10	16
Depreciation, amortisation and impairment		64	62
Utilisation of Plus inventory stepped-up on acquisition		—	15
Share based payment expense		4	5
Movement in working capital and provisions		(66)	(72)

Cash generated from operations (C)		158	152
Net interest paid		(10)	(16)
Income taxes paid		(53)	(33)

Net cash inflow from operating activities		95	103

Cash flows from investing activities
Acquisitions		—	(10)
Cash received from Plus settlement	7	137	—
Capital expenditure		(42)	(61)

Net cash obtained from/(used in) investing activities		95	(71)

Cash flow before financing activities		190	32

Cash flows from financing activities
Proceeds from issue of ordinary share capital		—	9
Cash movements in borrowings		(165)	49
Purchase of treasury shares		—	(91)
Settlement of currency swaps		(2)	(5)

Net cash used in financing activities		(167)	(38)

Net increase/(decrease) in cash and cash equivalents		23	(6)
Cash and cash equivalents at beginning of period		122	109
Exchange adjustments		(4)	6

Cash and cash equivalents at end of period (D)		141	109

C	After $1 million (2008 – $3 million) unreimbursed by insurers relating to macrotextured knee revisions, $7 million (2008 – $13 million) of acquisition related costs and $4 million (2008 – $12 million) of restructuring and rationalisation costs.
D	Cash and cash equivalents at the end of the period are net of overdrafts of $31 million (2008 – $62 million).

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS continued

Unaudited Group Statement of Changes in Equity for the 3 months to 28 March 2009

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2009 (audited)	190	375	(823)	1	1,956	1,699
Total comprehensive income (A)	—	—	—	(46)	123	77
Equity dividends accrued	—	—	—	—	(72)	(72)
Share based payment recognised	—	—	—	—	4	4
Cost of shares transferred to beneficiaries	—	—	7	—	(7)	—

At 28 March 2009	190	375	(816)	(45)	2,004	1,708

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2008 (audited)	190	356	(637)	96	1,811	1,816
Total comprehensive income (A)	—	—	—	37	96	133
Equity dividends accrued	—	—	—	—	(66)	(66)
Share based payment recognised	—	—	—	—	5	5
Issue of ordinary share capital	—	9	—	—	—	9
Purchase of treasury shares	—	—	(91)	—	—	(91)
Cost of shares transferred to beneficiaries	—	—	1	—	(1)	—

At 29 March 2008	190	365	(727)	133	1,845	1,806

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS continued

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2008. From 2009, the Group has adopted IFRS 8 Operating Segments and the revised standard IAS 1 Presentation of Financial Statements. These impact the presentation and disclosure of information, and therefore no comparative amounts require restatement. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. The auditors issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2008, which will be delivered to the Registrar of Companies after approval by shareholders on 30 April 2009.

The balance sheet as at 29 March 2008 has been amended to include the final fair value adjustments to the balance sheets of the Plus Orthopedics Holding AG (“Plus”) acquisition (see Note 7), presented provisionally at the time of the Q1 2008 announcement. The impact of these amendments is to reclassify $20 million to goodwill from other assets and liabilities on the balance sheet, principally intangible assets ($25 million) and deferred taxation ($5 million). The impact of these amendments on the income statement for the period to 29 March 2008 was negligible.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 883 million (2008 – 892 million). The diluted weighted average number of ordinary shares in issue is 885 million (2008 – 897 million).

	Notes	2009		2008
		$m		$m
Attributable profit		98		83
Adjustments:
Restructuring and rationalisation costs	6	10		8
Acquisition related costs	8	6		22
Amortisation of acquisition intangibles		8		10
Taxation on excluded items		(6)		(9)

Adjusted attributable profit		116		114

Adjusted earnings per share		13.1	¢	12.8	¢
Adjusted diluted earnings per share		13.1	¢	12.7	¢

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS continued

NOTES

3.	Revenue by segment for the three months to 28 March 2009 was as follows:

	2009	2008	Underlying growth in Revenue
	$m	$m	%
Revenue by business segment
Orthopaedics	508	528	4
Endoscopy	179	194	—
Advanced Wound Management	178	189	9

	865	911	4

Revenue by geographic market
United States	391	383	2
Europe (E)	300	355	1
Africa, Asia, Australasia and Other America	174	173	14

	865	911	4

E	Includes United Kingdom revenue of $59 million (2008 – $81 million).

Underlying revenue growth is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in Revenue	Constant Currency Exchange Effect	Underlying growth in Revenue
	%	%	%
Orthopaedics	(4)	8	4
Endoscopy	(8)	8	—
Advanced Wound Management	(6)	15	9

	(5)	9	4

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS continued

NOTES

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

	Notes	2009	2008
		$m	$m
Operating profit		159	142
Restructuring and rationalisation costs	6	10	8
Acquisition related costs	8	6	22
Amortisation of acquisition intangibles		8	10

Trading profit		183	182

Trading and operating profit by segment for the three months to 28 March 2009 were as follows:

Trading Profit by business segment
Orthopaedics		119	125
Endoscopy		38	40
Advanced Wound Management		26	17

		183	182

Operating Profit by business segment
Orthopaedics		103	92
Endoscopy		35	38
Advanced Wound Management		21	12

		159	142

5.	Total Assets by business segment as at 28 March 2009 were as follows:

	2009	2008
	$m	$m
Orthopaedics	2,570	2,863
Endoscopy	681	721
Advanced Wound Management	695	790

	3,946	4,374
Operating assets by business segment	360	311

Unallocated corporate assets (F)	4,306	4,685

F	Comprising deferred tax assets and cash and bank.

6.	Restructuring and rationalisation costs of $10 million (2008 – $8 million) relate to the earnings improvement programme and mainly comprise of costs associated with the closure of manufacturing sites.

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS continued

NOTES

7.	On 31 May 2007, the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF1,086 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Orthopaedics business segment.

In January 2009, the Group reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159 million. As part of the agreement, the Group dropped all its claims and released the vendors from substantially all of the remaining warranties under the original purchase agreement, as well as resolving the contractual purchase price adjustments. CHF129 million of the settlement amount has been offset against the carrying value of goodwill, with the balance of CHF30 million being reserved for liabilities, primarily relating to taxation.

8.	Acquisition related costs of $6 million (2008 – $7 million) relate to the integration of the Plus business. In 2008 this included $15 million relating to the utilisation of the Plus inventory stepped up to fair value on acquisition.

9.	The cumulative number of revisions of the macrotextured knee product was 1,046 on 28 March 2009 compared with 1,044 at 31 December 2008. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 998 revisions (31 December 2008 – 997 settlements). $29 million of provision remains to cover future settlement costs.

10.	Taxation of $54 million (2008 – $52 million) on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles is at the full year estimated effective rate. In 2009, a taxation benefit of $6 million (2008 – $9 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Of the $48 million (2008 – $43 million) taxation charge for the year $35 million (2008 – $29 million) relates to overseas taxation.

11.	No dividends were paid during the first quarter of 2009 or 2008. The second interim dividend for 2008 of 8.12 US cents per ordinary share was declared by the Board on 11 February 2009 and is accrued within trade and other payables. This is payable on 8 May 2009 to shareholders whose names appeared on the register at the close of business on 17 April 2009. The sterling equivalent per ordinary share was set on 21 April 2009 at 5.575 pence per ordinary share. Shareholders may participate in the dividend re-investment plan.

SMITH & NEPHEW plc

2009 QUARTER ONE RESULTS continued

NOTES

12.	Net debt as at 28 March 2009 comprises:

	2009	2008
	$m	$m
Cash and bank	172	171
Long-term borrowings	(1,163)	(37)
Bank overdrafts and loans due within one year	(111)	(1,588)
Net currency swap liabilities (G)	(2)	(2)

	(1,104)	(1,456)

The movements in the year were as follows:
Opening net debt as at 1 January	(1,332)	(1,310)
Cash flow before financing activities	190	32
Proceeds from issue of ordinary share capital	—	9
Purchase of treasury shares	—	(91)
Exchange adjustments	38	(96)

Closing net debt as at 28 March	(1,104)	(1,456)

G	Net currency swap liabilities of $2 million (2008 – $2 million) comprise $2 million (2008 – $2 million) of current liability derivatives within trade and other payables.

SMITH & NEPHEW plc

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three months ended 28 March 2009 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 12. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

This report is made solely to the company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with International Accounting Standards 34, “Interim Financial Reporting,” as adopted by the European Union.

As disclosed in note 1, the annual financial statements of the company are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standards 34, “Interim Financial Reporting,” as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three months ended 28 March 2009 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three months ended 28 March 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union.

Ernst & Young LLP

London

30 April 2009